

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2007

Via Facsimile (212) 859-4000 and U.S. Mail

Steven Steinman, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

Re: ION Media Networks, Inc.
Schedule TO-T filed May 4, 2007, filed by CIG Media LLC et. al.
SEC File No. 005-44331

Dear Mr. Steinman:

We have reviewed your filing and have the following comment, which follows up on our telephone conversation earlier this week. Note that our review has been limited to the issue raised in our comment. Please provide us with your detailed legal analysis of the applicability of Rule 13e-3 to this tender offer and the related transactions. In your analysis, please address the limitations imposed by FCC regulations on the ability of each of NBCU and the bidders to exercise any influence or control over the target company. After reviewing this information, we may raise additional comments.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions